May 26, 2022

Attn: Tyler Howes; Christopher Edwards; Tracey Houser & Jeanne Baker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Qualis Innovations, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 17, 2022
File No. 333-260982

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Friday, May 27, 2022, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

Qualis Innovations, Inc.

/s/ John Ballard
John Ballard
Chief Financial Officer